

April 23, 2015

Wenping Luo
Chief Executive Officer
Anpulo Food Development, Inc.
Hebaliang Industry Park, Hangkong
Road, Laifeng County, Enshi
Autonomous Prefecture, Hubei, China 445700

  Re: Anpulo Food Development, Inc.
     Form 10-K for the Fiscal Year Ended June 30, 2014
     Filed September 29, 2014
     File No. 000-54605

Dear Mr. Luo:

  We issued a comment to you on the above captioned filing on March 10, 2015. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by May 7, 2015.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact David Edgar, Staff Accountant, at 202-551-3459 if you have any questions.

       Sincerely,

       /s/ Patrick Gilmore

       Patrick Gilmore
       Accounting Branch Chief